News release

Changes in the composition of the Supervisory Board

Leverkusen, Germany, March 27, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announces that the Cologne Local District Court (Amtsgericht) dismissed Mr. Hansjörg Plaggemars as a member of the Supervisory Board of Biofrontera AG in accordance with § 103 (3) AktG for cause. The resolution was issued on 22 March 2019 and came to the knowledge of the company on 26 March 2019.

In January 2019, the Supervisory Board of Biofrontera AG filed an application with the Cologne Local Court to dismiss Mr. Plaggemars. The reason for the filing of the application was the following: Mr. Plaggemars had submitted in November 2018 a written statement in his capacity as member of the Supervisory Board of Biofrontera AG in a proceeding pending at the Regional Court of Cologne (Landgericht), in which DELPHI Unternehmensberatung AG (“DELPHI”) applied for the appointment of a special auditor pursuant to Section 142 (2) AktG. This legal proceeding was initiated by DELPHI in January 2018. Deutsche Balaton AG had filed an identical motion in 2017. DELPHI indirectly holds the majority of the shares in Deutsche Balaton AG. In January 2018, Mr. Plaggemars was a member of the Management Board of DELPHI and a member of the Supervisory Board of Biofrontera AG. Solely the Supervisory Board of Biofrontera AG would have been authorized to issue a statement in November 2018, but not Mr. Plaggemars alone. In his statement, Mr. Plaggemars also disclosed information which, in the opinion of the remaining members of the Supervisory Board, is subject to the consulting confidentiality of the Supervisory Board and of which DELPHI gained knowledge by way of the statement.

The dismissal resolution is effective immediately. However, an appeal can be filed within one month. In the case of a successful appeal, Mr. Plaggemars would be reinstated as a member of the Supervisory Board.

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For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services

Toni Vallen	+44 (0) 207 224 8468

IR and PR US: The Ruth Group

IR: Tram Bui	+1 646-536-7035

PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102